UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

OOMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37493
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

525 Almanor Avenue, Suite 200, Sunnyvale, CA	94085
(Address of principal executive offices)	(Zip Code)

Jenny C. Yeh

Senior Vice President, Chief Legal Officer and Corporate Secretary

(650) 566-6600

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, is publicly available at https://www.ooma.com/company/environment/, as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OOMA, INC.

By:	/s/ Jenny C. Yeh
Name:	Jenny C. Yeh
Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary

Date: May 29, 2026